

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2019

Scott Kirk
Group Chief Financial Officer
Aspen Insurance Holdings Limited
141 Front Street
Hamilton HM 19
Bermuda

Re: Aspen Insurance Holdings Limited
     Registration Statement on Form S-3
     Filed June 4, 2019
     File No. 333-231937

Dear Mr. Kirk:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael Groll, Esq.